UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
         WASHINGTON, DC 20549
            SCHEDULE 13G

    INFORMATION TO BE INCLUDED IN
STATEMENTS FILED PURSUANT TO RULES 13d-
 1(b)(c)AND (d) AND AMENDMENTS THERETO
  FILED PURSUANT TO RULE 13d-2(b) UNDER
 THE SECURITIES AND EXCHANGE ACT OF 1934
            (Amendment No.2)

            CEPHALON, INC.
          (Name of Issuer)

            COMMON STOCK
   (Title of Class of Securities)

             156708109
          (CUSIP Number)

       Basso Securities Ltd.
       1281 East Main Street
    Stamford, Connecticut 06902
          (203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

          -with copies to-

          Stephen M. Schultz
   Kleinberg Kaplan Wolff & Cohen, P. C.
       551 Fifth Avenue - 18th Floor
         New York, NY  10176

               December 31, 200
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
X Rule 13d-1(c)
Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of  the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .





CUSIP No. 156708109

1. Name of Reporting Person I.R.S. Identification
Nos. of Above Persons (entities only)

Basso Securities Ltd.

2. Check the Appropriate Box If A Member Of A
Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares
5. Sole Voting Power   			0

Beneficially Owned by
6. Shared Voting Power			0


Each Reporting
7. Sole Dispositive Power		0

Person 	With
8. Shared Dispositive Power		0

9. Aggregate Amount Beneficially Owned by Each
Reporting Person
0

10. Check if the Aggregate Amount in Row (9)
Excludes Certain Shares
(See Instruction)

11. Percent of Class Represented by Amount in
Row 9
0

12. Type of Reporting Person (See Instructions)
CO











CUSIP No. 156708109


Item 1:		Security and Issuer


1(a) 	Name of Issuer
Cephalon, Inc. (the "Issuer")

1(b)	Address of Issuer's Principal Executive Offices
145 Brandywine Parkway
Westchester, PA 19380
United States

Item 2:		Identity and Background

2(a)	Name of person Filing:
Basso Securities Ltd.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized
Delaware, USA

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
156708109



Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a: or 13d-2(b), the person filing is a:
















CUSIP No. 156708109

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment Company Act,
e. Investment Adviser in accordance with Rule 13d-
1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
g. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see
Item 7)
h. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
i. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4:	Ownership


4(a)	Amount Beneficially Owned
0

4(b)	Percent of Class
0 %

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
0

(iii) Sole power to dispose or to direct the
disposition of
0

(iv) Shared power to dispose or to direct the
disposition of
0

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see
Rule 13d-3(d)(1).






Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X

Instruction: Dissolution of a group requires a response to this item.


Item 6:  	Ownership of More than Five percent on Behalf
of Another Person.

Not Applicable


Item 7: 	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of
Members of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable












Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity.
See item 5.

Not Applicable


Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2002


____________________________
Signature

Howard I. Fischer
President